SUNBURST EXPLORATION INC.

September 19, 2011

Almaden Minerals Ltd.
Suite 1103-750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Morgan Poliquin and Dione Bitzer

Dear Sirs:

Re: Sunburst Exploration Inc. and Almaden Minerals Ltd.
Option Agreement – Merit Property ("Option Agreement")
Amendment No. 3

Sunburst Exploration Inc. (the "Sunburst") and Almaden Minerals Ltd. ("Almaden", collectively with Sunburst, the "Parties") are parties to the Option Agreement dated May 21, 2010, as amended by letter agreement dated May 20, 2011 ("Amendment No. 1"), and as amended by letter agreement dated July 12, 2011 ("Amendment No. 2") in respect of an option on the group of mineral claim tenures, known as the Merit Property, on the terms set out therein, located approximately 22 kilometres west of Merritt, B.C., in the Nicola Mining Division.

The Parties have agreed to effect the following further revision to the Option Agreement in accordance with the terms of this letter agreement ("Amendment No. 3").

Section 19.2 of the Option Agreement shall be replaced in its entirety as follows:

> *"19.2 Time will be of the essence in the performance of this Agreement Notwithstanding the generality of the foregoing, Sunburst agrees to proceed expeditiously with the initial public offering and the listing referenced in in Section 3.3 (b) hereof in an expeditious manner and agrees that if such listing is not completed by* ***December 31, 2011*** *then Almaden may by written notice terminate this agreement and upon giving of such notice this agreement shall be at an end and Sunburst will have no rights hereunder. The provisions of Section 14.1 of this Agreement shall not apply to any notice given by Almaden under this Section 19.2."*

Suite 709-837 West Hastings Street, Vancouver, B.C. V6C 3N6
Phone: 604-687-1828 Fax: 604-687-1858

Yours very truly,

SUNBURST EXPLORATION INC.

Per:

Authorized Signatory

Accepted and agreed to on and effective as of September 19, 2011 by:

ALMADEN MINERALS LTD.

Per:

Authorized Signatory

Suite 709-837 West Hastings Street, Vancouver, B.C. V6C 3N6
Phone: 604-687-1828 Fax: 604-687-1858